UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

G & L REALTY CORP.

(Name of Issuer)

COMMON STOCK, $0.01 par value

(Title of Class of Securities)

361271109

(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Boulevard, Fourth Floor

Los Angeles, California 90025-6917

Telephone (310) 277-8300

Facsimile (310) 552-3209

(Name, Address and Telephone Number of Person

Authorized to Received Notices and Communications)

October 22, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 361271109

1. Name of Reporting Persons

LYLE WEISMAN

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 93,700

Beneficially 8. Shared Voting Power

Owned By 0

Each 9. Sole Dispositive Power

Reporting 93,700

Person 10. Shared Dispositive Power

With 0

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

93,700

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

3.3%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 361271109

1. Name of Reporting Persons

ASHER GOTTESMAN

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 40,560

Beneficially 8. Shared Voting Power

Owned By 0

Each 9. Sole Dispositive Power

Reporting 40,560

Person 10. Shared Dispositive Power

With 0

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

40,560

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

1.4%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 361271109

1. Name of Reporting Persons

LEN FISCH

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 0

Beneficially 8. Shared Voting Power

Owned By 205,700

Each 9. Sole Dispositive Power

Reporting 0

Person 10. Shared Dispositive Power

With 205,700

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

205,700, jointly with Igor Korbatov

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

7.2%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 361271109

1. Name of Reporting Persons

IGOR KORBATOV

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [x]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 0

Beneficially 8. Shared Voting Power

Owned By 205,700

Each 9. Sole Dispositive Power

Reporting 0

Person 10. Shared Dispositive Power

With 205,700

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

205,700, jointly with Len Fisch

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

7.2%

14. Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001, as amended by Amendment No. 12 filed September 6, 2001, as amended by Amendment No. 13 filed September 10, 2001, as further amended by Amendment No. 14 filed September 26, 2001, as further amended by Amendment No. 15 filed October 19, 2001 (each, a "Prior Filing," and together, the "Prior Filings"), and as further amended by this Amendment No. 16 filed October 23, 2001. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Prior Filings.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (the "Reporting Persons"). The business address for Messrs. Weisman and Gottesman is 14001 Ventura Boulevard, Los Angeles, California 91423; the business address for Mr. Fisch is 922 Santee Street, Los Angeles, California 90015; and the business address for Mr. Korbatov is 8383 Wilshire Boulevard, Suite 345, Beverly Hills, California 90211.

The Reporting Persons have not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through October 22, 2001 by Lyle Weisman was approximately $1,146,994.

The aggregate purchase price for the shares of Common Stock purchased through October 22, 2001 by Asher Gottesman was approximately $496,154.

The aggregate purchase price for the shares of Common Stock purchased through October 22, 2001 by Len Fisch and Igor Korbatov was approximately $2,540,821.

ITEM 4. PURPOSE OF TRANSACTION.

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001, as amended by Amendment No. 12 filed September 6, 2001, as amended by Amendment No. 13 filed September 10, 2001, as further amended by Amendment No. 14 filed September 26, 2001, as further amended by Amendment No. 15 filed October 19, 2001 (each, a "Prior Filing," and together, the "Prior Filings"), and as further amended by this Amendment No. 16 filed October 23, 2001.

On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock") (including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

By an amendment to the Offer dated June 22, 2001, the Reporting Persons (1) increased the cash price offered for the Common Stock to $15.25 per share, and (2) withdrew that portion of the Offer relating to a purchase of the assets of the Company.

On July 6, 2001, the Reporting Persons presented a second amendment to the Offer (the "Revised Offer") to the Special Committee. Under the Revised Offer the Reporting Persons increased the cash price per share to $16.00 subject to:

-- Acquiring 100% of the Common Stock

-- Satisfactorily completing corporate and legal due diligence

-- Limiting price adjustments following completion of due diligence to a floor of $15.25 per share if the Reporting Persons elect to continue with the transaction.

At the Company's election the Reporting Persons indicated their willingness to acquire less than all, but not less than 50.1% of the Common Stock, giving effect to outstanding Common Stock equivalents including partnership units and to the share ownership of the Reporting Persons, at a price per share of $15.25. In this event the Reporting Persons indicated that they were willing to move forward with the transaction without requiring a contingency for due diligence.

On July 19, 2001, the Special Committee presented a response to the Revised Offer.

In that response, the Special Committee advised the Reporting Persons that it would be prepared to support a proposal by the Reporting Persons to acquire the Company in which: (i) all common stockholders (other than the Reporting Persons) receive a price of not less than $16.00 per share; (ii) the parties would promptly enter into a definitive acquisition agreement (the "Acquisition Agreement") with other terms substantially similar to those contained in the Agreement and Plan of Merger dated as of May 10, 2001, between the Company and an entity formed by Daniel M. Gottlieb and Steven D. Lebowitz (the "Existing Merger Agreement"); (iii) there would be no contingencies for due diligence or financing; (iv) the Reporting Persons would make a nonrefundable payment of $2.5 million to the Company (representing a portion of the fees and expenses that have been incurred by the Company to date and which it is anticipated would be incurred by the Company in the future if the Existing Merger Agreement were to be terminated); and (v) the Reporting Persons would be entitled to a termination fee of $2.5 million in the event that the acquisition did not take place due to a material breach by the Company of its obligations under the Acquisition Agreement, but under no other circumstances.

The Special Committee advised the Reporting Persons that, if these terms were satisfactory, it would be prepared to make its recommendation to the board of directors upon: (i) the execution and delivery of a mutually satisfactory, legally binding term sheet incorporating these terms; (ii) review and approval by the Special Committee of the Reporting Persons' business plan for the Company so that the Special Committee can assure itself that the contractual obligations of the Company to holders of its preferred stock and debt will be adequately provided for after the change of control; and (iii) the payment of $2.5 million to the Company.

In its response, the Special Committee also advised the Reporting Persons that it had obtained a waiver of the "no shop" provisions of the Existing Merger Agreement from Messrs. Gottlieb and Lebowitz so that it could respond to the Reporting Persons' proposal and enter into discussions and negotiations with the Reporting Persons. The Special Committee reminded the Reporting Persons that under the Existing Merger Agreement the Company would be obligated to pay a termination fee of $750,000 plus the reasonable fees and expenses of Messrs. Gottlieb and Lebowitz and their acquisition entity if the board of directors or Special Committee approved or recommended a competing proposal and the Existing Merger Agreement were terminated, regardless of whether the competing proposal led to a consummated transaction. The Special Committee also advised the Reporting Persons that there is a question as to whether the proposed acquisition of the Company by the Reporting Persons can be consummated because the Special Committee has been informed by Messrs. Gottlieb and Lebowitz that: (i) they do not intend to support the Reporting Persons' proposal to acquire the Company; (ii) a small number of individual stockholders of the Company have advised Messrs. Gottlieb and Lebowitz that they do not intend to support the Reporting Persons' proposal; and (iii) these individual stockholders hold a number of shares of the Company's common stock that, when aggregated with the shares of common stock and common stock equivalents held by Messrs. Gottlieb and Lebowitz, could be sufficient to prevent the Reporting Persons from either obtaining the vote necessary to approve a merger or acquiring 50.1% of the outstanding shares of the Company's common stock. The Special Committee said that it had no independent knowledge as to whether this information is accurate. In light of this information, the Special Committee stated that it does not believe that the Company's common stockholders should bear the risk of the Reporting Persons' potential failure to obtain the requisite vote or share ownership. Therefore, before proceeding further with the Reporting Persons, the Special Committee indicated that it wants the Reporting Persons to agree to the terms set forth above and to make the nonrefundable payment of $2.5 million.

On July 30, 2001, the Reporting Persons delivered a revised offer to the Special Committee (the "Third Amended Offer").

The Third Amended Offer is a price-enhanced, two-pronged offer to acquire all of the Company, but not less than 50.1%, for cash, either:

  at a price of $15.35 per share, not subject to a due diligence contingency; or
  at a price of $16.35 per share, subject to a due diligence contingency.

Upon acceptance by the Company of either proposal, the Reporting Persons offered to make a good faith deposit of $750,000 within three business days of such acceptance, to be increased by $400,000 upon the execution of the Acquisition Agreement.

The other terms outlined in the Reporting Persons' previous offers, as amended, remain unchanged.

The Third Amended Offer was scheduled to expire at 6:00 p.m. Pacific Daylight Time on Tuesday, August 7, 2001 unless accepted or mutually extended by that time. At the request of the Special Committee, the Reporting Persons extended the Third Amended Offer to 7:00 p.m., Pacific Time on Tuesday, August 14, 2001.

In a letter to the Reporting Persons dated August 17, 2001, the Special Committee advised the Reporting Persons that it was unable to recommend to the full Board of Directors that it proceed with the transaction outlined in the Third Amendment to the Reporting Persons' Proposal. The Special Committee stated that the offer, as amended, did not address its previously expressed concerns that the proposed transaction could not be consummated because Messrs. Gottlieb and Lebowitz (and purportedly other unnamed shareholders) did not support it, and that the proposal did not provide for reimbursement of the Company for losses it was alleged it would incur in the event of a failed transaction.

Fourth Amended Offer

On August 21, 2001, Reporting Persons submitted a Fourth Amended Offer, specifically addressing the Special Committee's two stated concerns.

- Reporting Persons stated that they will deliver into an interest-bearing trust account of the Special Committee's counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit"), which would be credited towards the purchase price of the Company Stock.

- No later than three (3) business days after executing a definitive agreement between the Company and WGFK (the "Acquisition Agreement"), the Reporting Persons will increase the Initial Deposit by $1,750,000, for a total of $2,500,000 to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit").

- Should no transaction whereby holders of the common stock of the Company receive aggregate consideration of $12.00 or more for each share of the Company's common stock they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of execution of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to the Reporting Persons and be paid to the Company.

Reporting Persons believe that this fourth amended offer adequately addresses the Special Committee's concerns expressed in its August 17 letter: it provides the Company's shareholders with an opportunity to receive a materially higher price per share while relieving the shareholders - of which Reporting Persons are a part - from shouldering the cost of no transaction being consummated.

Reporting Persons further requested the share ownership limitation waiver given exclusively to Messrs. Gottlieb and Lebowitz be rescinded, as Reporting Persons believe the waiver "tilts the playing field" in favor of the substantially lower priced share buyout offer presented by Messrs. Gottlieb and

Lebowitz.

Reporting Persons' Fourth Amended Offer represents a significant premium to the $12.00 per share offered by Messrs. Gottlieb and Lebowitz:

- at $15.35, with no due diligence contingency, the Reporting Persons' offer represents a 28% premium over that of Messrs. Gottlieb and Lebowitz; and

- at $16.35, with the due diligence contingency, the Reporting Persons' offer represents a 36% premium over that of Messrs. Gottlieb and Lebowitz.

The Fourth Amended Offer expires at 6:00 p.m. on Friday, August 24, 2001.

The other terms outlined in the Offer, as amended by Reporting Persons, remain unchanged.

On August 30, 2001, Reporting Persons forwarded a letter to the Special Committee a letter reiterating:

- the significant premium being offered by WGFK over that offered by Messrs. Gottlieb and Lebowitz; and

- WGFK's belief that the remaining unresolved issues can be addressed in the context of the negotiations toward a definitive agreement between the Company and WGFK.

Reporting Persons requested an expeditious and affirmative response to the Fourth Amended Offer.

Following delivery of that letter, the Reporting Persons were advised that the Special Committee would be meeting during the week of September 3, and at the request of the Special Committee, the Reporting Persons granted an additional extension through 7:00 p.m. PDT on September 6, 2001.

Fifth Amended Offer

By letter dated September 4, 2001, the Special Committee advised Reporting Persons that it was unable to recommend to the board of directors of the Company that it proceed with the transaction outlined in the offer, as amended. The Committee concluded "that there is no reasonable possibility that an acquisition by [Reporting Persons] of at least 50.1% of the outstanding common stock of the Company can be completed." The Committee also stated that it remained "open to any offers from [Reporting Persons] ... which would not be conditioned upon the acquisition of a minimum of 50.1% of the outstanding common stock of the Company."

On September 5, 2001, 2001, Reporting Persons submitted a Fifth Amendment to Offer. (The following description is qualified in its entirety by reference to Exhibit "B" attached to Amendment No. 12 to this Schedule 13D, filed September 6, 2001, and incorporated herein by this reference.)

Consistent with the terms of the Fourth Amendment to Offer, Reporting Persons offered to deliver a cashier's check in the amount of $750,000 (the "Good Faith Deposit") made payable to the trust account of the Company's counsel, Ballard Spahr Andrews & Ingersoll LLP, to be credited against the purchase price of the Company Stock by Reporting Persons; and no later than three (3) days following execution of a definitive agreement between the Company and Reporting Persons, Reporting Persons would increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000 (and, as described in that amendment, non-refundable) to be credited towards the purchase price of the Company Stock. Reporting Persons further amended their Offer as follows:

1. The Purchase Price is increased by $0.15 per share to $15.50 per share without a due diligence contingency, or $16.50 per share with a due diligence contingency;

2. The minimum required threshold for Reporting Persons' offer is reduced to 45.0% (inclusive of the common shares owned by Reporting Persons); and

3. The Company shall promptly, upon completion of the Reporting Persons' transaction, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading.

The Fifth Amendment to offer shall expire at 7:00p.m. pacific daylight time on Wednesday, September 12, 2001.

On September 17, 2001, Reporting Persons sent a letter to the Special Committee of the Board of Directors of G&L Realty Corp. offering to buy all common shares of the Company at $15.50 per share. In delivering that letter, the Reporting Persons also noted their strong disagreement with any report that purports to support a merger with the controlling shareholders at $12.00 per share. A copy of that letter is attached as Exhibit B to this Schedule 13D, Amendment No. 14 filed September 26, 2001, which is incorporated herein by reference. The following discussion of its contents is qualified in its entirety by reference to that Exhibit B.

OFFER TO BUY ALL OF G&L REALTY CORP.

The Reporting Persons asked that the Special Committee indicate its acceptance of either Proposal A or Proposal B, as detailed below.

PROPOSAL A -- CASH-OUT MERGER AT $15.50 PER SHARE

The Reporting Persons offer to acquire all of the issued and outstanding Common Stock of the Company (the "Company Stock") to be effected via a cash-out merger, with an entity to be formed by the Reporting Persons, at a price of $15.50 per share of Company Stock. Unexercised but vested options would be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes. The merged entity will succeed to all rights of the Company, and will assume all of the Company's disclosed obligations associated with outstanding shares of Preferred Stock and the Company's indebtedness.

Due Diligence Waiver. The Reporting Persons waived due diligence as a pre-condition to any transaction at $15.50 per share.

Good Faith Deposit. The Reporting Persons indicated that they would deliver into an interest-bearing trust account of the Company's counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Initial Deposit") within two (2) business days after the Special Committee accepts the offer by the Reporting Persons. No later than three (3) business days following execution of a definitive agreement between the Company and the Reporting Persons (the "Acquisition Agreement"), the Reporting Persons will increase the Good Faith Deposit by $1,750,000, for a total of $2,500,000, to be credited towards the purchase price of the Company Stock (together with the Initial Deposit, the "Good Faith Deposit"). The Reporting Persons expect that the Acquisition Agreement would in all substantive respects be similar to the Merger Agreement executed by the Company with Messrs. Gottlieb and Lebowitz. Should no transaction whereby holders of Company Stock receive aggregate consideration of at least $12.00 for each share they own (regardless of the originator of such transaction) close within twelve (12) calendar months from the date of the Acquisition Agreement, the Good Faith Deposit shall become non-refundable to the Reporting Persons and be paid to the Company. In the view of the Reporting Persons the Special Committee ought therefore have no qualms as to the costs to shareholders in the event of a failed transaction.

No Financing Contingency. The offer to buy the Company is not subject to any financing contingency.

Other Matters. As is customary this offer is subject to the negotiation and execution of the Acquisition Agreement, and the termination of the merger agreement between the Company and the controlling shareholders. To eliminate concerns expressed by the Special Committee, termination of the merger agreement between the Company and the controlling shareholders may go into effect upon execution of the Acquisition Agreement. For the reasons presented in the prior paragraph, the Reporting Persons expect to be able to be in a position to finalize and sign the Acquisition Agreement within five business days after acceptance of this offer. The Reporting Persons expect that the Acquisition Agreement will contain provisions permitting the Board of Directors to furnish information to and engage in discussions with other persons or entities who may make unsolicited offers to acquire the Company or the Company's Assets at cash prices and terms that are superior to those offered by the Reporting Persons. The Acquisition Agreement will permit the Company's Board of Directors to terminate the Acquisition Agreement in order to accept an offer from a third party that is superior to the one contained in this letter. The termination fee payable to the Reporting Persons of $2,500,000 as previously offered by the Special Committee to the Reporting Persons is acceptable.

PROPOSAL B -- DIRECT OFFER TO SHAREHOLDERS TO PURCHASE ALL COMMON SHARES

If the Special Committee rejects Proposal A, then the Reporting Persons ask that the Special Committee and the Board of Directors of the Company approve and recommend a direct offer from the Reporting Persons addressed to all common shareholders of the Company as follows:

o Purchase Price - $15.50 per share;

o Acquiring Party -- a new entity to be formed by the Reporting Persons and principally owned by them;

o Timing -- as soon as may be practicable, consistent with applicable corporate and securities laws and exchange regulations;

o Maximum number of shares -- 100% of issued and outstanding common stock;

o Minimum number of shares -- 40% of issued and outstanding common stock, inclusive of shares owned by the Reporting Persons;

o Due Diligence -- None; the offer by the the Reporting Persons to purchase all of the shares of common stock from holders will not be conditioned on any due diligence requirement;

o Merger -- If the Reporting Persons acquire more than 50% of outstanding shares as a result of this proposal, it will as soon thereafter as may be practicable seek to effect a cash-out merger between the acquiring entity and the Company upon the same terms and conditions. In that event, the Reporting Persons will cause unexercised but vested options to be purchased for a cash price equal to the difference between $15.50 and the exercise price per share of such options, less required withholding of taxes;

o Merger Termination -- the Merger Agreement between the Company and its controlling shareholders, Messrs. Gottlieb and Lebowitz, at $12.00 per share will be terminated;

o Cooperation -- The Reporting Persons will receive the good faith cooperation of the Board of Directors and the Board of Directors shall issue its favorable recommendation in support of the offer by the Reporting Persons to shareholders of the Company;

o Delisting -- the Company shall promptly, upon completion of the tender offer, take such steps as may be necessary or appropriate for delisting the shares of common stock from trading; and

o Good Faith Deposit -- Subject to the foregoing, the Good Faith Deposit will be non-refundable to the Reporting Persons as indicated above in connection with Proposal A, except that a transaction will be deemed to have occurred if the Reporting Persons achieve at least 40% minimum ownership.

The offer set forth in this letter, in the form of either Proposal A or Proposal B, stated that it would expire at 5:00 p.m. Pacific Daylight Time on September 24, 2001, unless accepted, or mutually extended, by that time.

On October 2, 2001, the Company announced that the special committee of its board of directors had received a limited waiver under the Merger Agreement from the company owned by Messrs. Gottlieb and Lebowitz that permits the special committee to enter into discussions and negotiations with the Weisman Group and its counsel regarding the latest Weisman Proposal without having to determine at the time (as would otherwise be required by the Merger Agreement) that the failure to do so would reasonably be expected to violate the special committee's duties under applicable law or that the latest Weisman Proposal is, or is reasonably likely to be, a "Superior Acquisition Proposal" (as defined in the Merger Agreement. For the full terms and conditions of the waiver, see the Company's Report on Form 8-K filed October 16, 2001.

On October 12, 2001, the Reporting Persons sent a letter outlining its offer to the special committee to acquire the outstanding common stock of the Company. The text of the letter is attached as Exhibit B to this Schedule 13D/A, Amendment No. 15, and incorporated herein by this reference. The discussion below is qualified in its entirety by reference to that Exhibit B.

In the revised offer, the Reporting Persons proposed to make a tender offer for the outstanding shares of the Company's common stock on an "any or all" basis. In addition, the proposal: (i) contemplates a deposit of $2,500,000 by the Reporting Persons with the special committee's counsel which would be applied to the tender offer; (ii) contemplates that the deposit would become non-refundable only if the Reporting Persons did not proceed with the tender offer (subject to certain exceptions); (iii) requires termination of the Merger Agreement with the company owned by Messrs. Gottlieb and Lebowitz not later than upon delivery of the deposit; (iv) requires that the special committee recommend the tender offer to the Company's common shareholders; (v) contemplates commencement of the tender offer not more than thirty-one days after delivery of the deposit; (vi) contemplates that the tender offer period would be twenty-five business days, subject to up to two ten-business-day extensions; (vii) requires the board of directors of the Company to waive any "limits on share ownership" applicable to the Reporting Persons; (viii) contemplates the merger of a company owned by the Reporting Persons into the Company in which common stockholders of the Company would receive $15.50 in cash per share if the Reporting Persons own more than 50% of the outstanding shares of the Company's common stock after completion of the tender offer; (ix) requires that the Reporting Persons be given appraisal rights with respect to its shares in the event of a merger, sale of assets or similar transaction if it owns less than a majority of the outstanding shares of the Company's common stock after completion of the tender offer; (x) requires that the Company's common stock be delisted from the New York Stock Exchange after completion of the tender offer; (xi) calls for a "breakup fee" of $2,800,000 if the Company or its stockholders proceed with a transaction other than the tender offer at any time after the delivery of the deposit; and (xii) limits damages against the Reporting Persons (including legal fees and costs) to $2,500,000.

On Saturday, October 20, 2001, the Special Committee faxed its response dated October 19, 2001 (the "Special Committee October 19 Letter"), to the Reporting Persons. The body text of that response is contained in the Company's press released dated October 20, 2001, and the full text is attached hereto as Exhibit C, and is incorporated herein by reference to Exhibit C. The Special Committee October 19 Letter stated its letter was not binding on either party and would be subject to execution of a definitive agreement, that was reported as being prepared by the Special Committee's counsel.

The Special Committee noted that it received a letter from counsel for Messrs. Gottlieb and Lebowitz which provided for the retroactive revocation of the waiver permitting the Special Committee to negotiate with the Reporting Persons.

The Special Committee stated that Messrs. Gottlieb and Lebowitz have entered into an agreement with the Company pursuant to which they will (i) release the Company from any claims arising out of any breach of Section 4.1 of the Gottlieb/Lebowitz Merger Agreement (giving rise to liability above and beyond the termination fees and costs), (ii) not take any action to terminate the Gottlieb/Lebowitz Merger Agreement as a result of any alleged breach of Section 4.1 of such agreement and (iii) forbear from any injunctive action or other similar interference in connection with the [Reporting Persons'] Tender Offer (as defined) if the Special Committee deems [Reporting Persons'] Tender Offer to be a Superior Acquisition Proposal, provided that any proposal put forth by the Special Committee, or ultimately recommended as a Superior Acquisition Proposal, includes the $2.5 million payment described above.

The principal deal points of the Special Committee October 19 Letter include:

-- Nature of the Transaction -- Reporting Persons to make an any and all tender offer which might lead to a merger;

-- Purchase Price - $16.50 per share, net to the seller, in cash, subject to adjustment, but in no event less than $15.50 per share. Reporting Persons to conduct due diligence during the two-week period following execution of the Definitive Agreement;

-- Conditions -- No conditions other than those enumerated in the Special Committee October 19 Letter;

-- Good Faith Payment -- Delivery to the Company of $2.5 million, which is not reimbursable other than in the event of a breach by the Company or recommendation by the Special Committee of another transaction;

-- Break-up Fee -- A break-up fee of $750,000 plus the reasonable costs and expenses of WGFK.

On October 22, 2001, Reporting Persons responded (the "WGFK October 22 Letter") to the Special Committee October 19 Letter. A copy of the WGFK October 22 Letter is attached hereto as Exhibit B, and incorporated herein by reference. The following discussion is qualified in its entirety by reference to Exhibit B.

Reporting Persons proposed:

-- To make an any-and-all tender offer for the shares of the Company's common stock at a price of $15.63 per share, in cash, commencing within 31 days of the execution of a definitive agreement, to be held open for 25 business days, with up to two 10-business-day extensions; and

-- To deliver $2.5 million to the Company, refundable only to Reporting Persons in limited circumstances (as described in the WGFK October 22 Letter), including breach by the Company of its obligations under the Definitive Agreement, or acceptance of an offer superior to that of Reporting Persons. Reporting Persons requested reasonable and adequate collateral to secure the obligations of the Company in the event of its breach of the Definitive Agreement.

-- To provide appraisal rights upon the successful completion of the tender offer by the Reporting Persons.

The WGFK October 22 Letter provides for a breakup fee to be payable to Reporting Persons in the amount of $2,500,000 (an amount previously offered to the Reporting Persons by the Special Committee in its letter dated July 19, 2001), plus Reporting Persons' reasonable costs, in limited circumstances, including breach by the Company.

Reporting Persons' requested a response by the Special Committee to WGFK's October 22 Letter not later than 8:00 pm Pacific Daylight Time on Tuesday, October 23, 2001.

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons may be deemed to beneficially own the number of shares as follows:

(i) Lyle Weisman, 93,700 shares, approximately 3.3% of class;

(ii) Asher Gottesman, 40,560 shares, approximately 1.4% of class; and

(iii) Len Fisch and Igor Korbatov, 205,700 shares jointly, approximately 7.2% of class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a), above.

(c) There have been no transactions in the Common Stock during the past 60 days, except as previously reported in the Prior Filings.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF

THE ISSUER.

On August 1, 2001, the Company and Reporting Person entered into the Agreement (See Item No. 3, above, and Exhibit A, referred to below).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A, Joint Filing Agreement among the Reporting Persons

Exhibit B, Letter dated October 22, 2001, to Special Committee

Exhibit C, Letter dated October 19, 2001, from Special Committee to WGFK

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2001

/s/ Lyle Weisman

--------------------------------

Lyle Weisman

/s/ Asher Gottesman

--------------------------------

Asher Gottesman

/s/ Len Fisch

--------------------------------

Len Fisch

/s/ Igor Korbatov

--------------------------------

Igor Korbatov

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d(2)(f) promulgated under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: May 11, 2001

/s/ Lyle Weisman

--------------------------------

Lyle Weisman

/s/ Asher Gottesman

--------------------------------

Asher Gottesman

/s/ Len Fisch

--------------------------------

Len Fisch

/s/ Igor Korbatov

--------------------------------

Igor Korbatov

EXHIBIT B

October 22, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee

of the Board of Directors

G&L Realty Corp.

c/o Sharon A. Kroupa, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

300 East Lombard Street, Suite 1900

Baltimore, Maryland 21202-3268

Re: Offer to Purchase G&L Realty Corp.

Gentlemen:

On behalf of Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov ("WGFK"), we acknowledge receipt of your letter dated October 19, 2001. The letter was received at the offices of our counsel on Saturday evening, October 20, 2001, and was brought to our attention on Sunday, October 21, 2001.

At the outset we reiterate our ongoing commitment, as evidenced below, to proceed with an offer for the common shares of G&L Realty Corp. (the "Company") that is materially higher per share than the one presented in the Agreement and Plan of Merger, dated as of May 10, 2001, by and between G&L Acquisition, LLC and the Company, as amended (the "Gottlieb/Lebowitz Merger Agreement").

Although the Company has previously announced that the Special Committee has been authorized to negotiate "with Lyle Weisman and his group," to date we have not had the benefit of any face-to-face negotiations with any member of the Special Committee, seemingly because "[c]ounsel for the Special Committee received a letter from counsel for Messrs. Gottlieb and Lebowitz on October 18, 2001, which provided for the retroactive revocation of the waiver permitting the Special Committee to negotiate with [WGFK]" (emphasis added).

Prior to counsels' receipt of that letter, however, WGFK, in response to certain verbal requests for clarification made by the Special Committee after it received our offer dated October 12, 2001, indicated that WGFK would be willing to:

  consider an increase in our offer to $16.50 per share, dependent on due diligence and subject to adjustment but in no event less than $15.50 per share;
  waive the $2,500,000 cap on WGFK's liability in the event of a breach by WGFK of its obligations contained in a definitive agreement of the parties, and lower the amount of the breakup fee.

In the context of the foregoing, we were also given the impression that the Special Committee would look favorably upon WGFK's being able to utilize the $2,500,000 Good Faith Deposit, which we proposed to deliver to your counsel, Ballard Spahr Andrews & Ingersoll, LLP, for the benefit of the WGFK Tender Offer (defined below). Your most recent letter to WGFK states that you are requiring the entire $2,500,000 to be released to the Company, ostensibly "in order to protect the Company's stockholders from exposure to liability for the termination fee and costs provided for in the Gottlieb/Lebowitz Merger Agreement."

Frankly, we believe that our offer of October 12, 2001 covers that expressed concern. In our view the Gottlieb/Lebowitz Merger Agreement already permits the Company's principal shareholders to acquire the Company utilizing its own assets but with little or no material financial exposure to those individuals. Other potential bidders, including WGFK, have had to overcome substantial hurdles in order to present their offers to the shareholders.

Accordingly, given our experience in dealing with the Special Committee, our inability to have face-to-face negotiations, the shortness of time given to us in which to respond, and our desire to be able to reach agreement quickly, we have accepted your proposal with the following principal changes:

(i) We are increasing our price per share from $15.50 to $15.63, which is net of the $2,500,000 payable by WGFK to the Company, but which is not allowed to be credited or made available to the price offered to shareholders. Again, because of our prior unsatisfactory dealings on the issue of resolving the Company's form of confidentiality agreement, we seek no non-public information from the Company.

(ii) We are not interested in becoming an unsecured creditor of the Company if we are compelled to seek relief upon a default by the Company in the definitive agreement contemplated between us as described in your letter (the "Definitive Agreement"). For that reason, and to that limited extent, we have included a provision for reasonable adequate collateral that secures the Good Faith Payment.

(iii) Consistent with your letter to us dated July 19, 2001, we have provided for the breakup fee offered by the Special Committee to WGFK of $2,500,000. This amount is clearly reasonable, especially in light of the materially higher value we will have provided to shareholders and the added cost and risk placed upon WGFK by the Special Committee.

(iv) Because current time constraints prevent us from both seeking and obtaining clarifications to the terms of your letter, we have made those amendments to certain other terms in your letter which we believe are mutually fair as set forth below, and have attached to this letter a blacklined copy of our changes to the numbered paragraphs for the convenience of the Special Committee.

We appreciate that the Special Committee has directed its counsel to begin preparation of the Definitive Agreement and we look forward to receiving and reviewing it following your acceptance and agreement with the terms of this letter (the "Letter").

1. Nature of the Transaction: WGFK agrees to make an any and all tender offer for the outstanding common stock of the Company at the purchase price set forth below and upon the terms and conditions set forth in the Definitive Agreement (the "WGFK Tender Offer''). The WGFK Tender Offer may be made by an entity to be formed by WGFK for such purpose. However, the obligations of that entity to perform its obligations shall be unconditionally guaranteed by WGFK on a joint and severable basis. If WGFK (together with its affiliates and associates) owns more than 50% of the Common Stock immediately after the closing of the WGFK Tender Offer, a merger between the Company and an entity formed by WGFK (the "WGFK Merger'') will proceed immediately pursuant to the terms of the Definitive Agreement, resulting in WGFK's beneficial ownership of 100% of the issued and outstanding Common Stock. WGFK agrees that it shall (and that it shall cause its affiliates and associates to) vote any shares of Common Stock held by them or under their control in favor of the transactions contemplated by the Definitive Agreement. The purchase price in the WGFK Merger shall be the greater of (a) the purchase price paid in the WGFK Tender Offer, and (b) the highest price paid by WGFK (or any of its affiliates or associates) for shares of Common Stock between and including the date of the close of the WGFK Tender Offer and the effective date of the WGFK Merger.

2. Purchase Price: The purchase price shall be $15.63 per share, net to the seller, in cash.

3. Other Terms of WGFK Tender Offer:

3.1 Any and All: The WGFK Tender Offer shall be an any and all tender offer and shall not be subject to any minimum or maximum tender condition.

3.2 Conditions: The WGFK Tender Offer shall not be subject to any conditions, other than (a) compliance by the Company with all of its material obligations under the terms of the Definitive Agreement; (b) the absence of any order by any court of competent jurisdiction permanently enjoining the WGFK Tender Offer; and (c) the absence of any recommendation by the Special Committee of an alternative acquisition proposal; provided however, that in the case of material breach by the Company, the Company shall have a commercially reasonable period of time following receipt of written notice from WGFK of such breach in which to cure such breach, and that in the case of condition (b), the existence of any such permanent injunction shall not release WGFK from liability for failure to consummate the WGFK Tender Offer to the extent that such permanent injunction was the result of any intentional action on its part, or on the part of any person or individual under the control of WGFK or any of the members thereof. Since you have advised that the transaction contemplated by the Gottlieb/Lebowitz Merger Agreement "could be closed as early as next Thursday," WGFK will need to be willing to assume all financing risk and all risk of material adverse change (including, without limitation, adverse change resulting from events of force majeure), other than material adverse change directly consequented by a breach of the Definitive Agreement by the Company.

3.3 Commencement of WGFK Tender Offer: WGFK shall commence the WGFK Tender Offer as soon as practical, but in no event more than thirty-one (31) calendar days after the execution of the Definitive Agreement; provided that the Company shall be given sufficient time to provide to Messrs. Gottlieb and Lebowitz the notice described in paragraph 3.4, below, and provided that the Company shall cooperate in good faith with WGFK to support the WGFK Tender Offer, which cooperation shall include, but not be limited to, the Company's providing current stockholder lists and securities position listings.

3.4 Notice to Messrs. Gottlieb and Lebowitz: The Company shall provide five business days advance notice to Messrs. Gottlieb and Lebowitz such that prior to the record date for a vote of common stockholders or a tender offer, Messrs. Gottlieb and Lebowitz are able to become record holders of the shares of Common Stock issuable on exercise of any outstanding options held by them.

3.5 Duration of the WGFK Tender Offer: The WGFK Tender Offer shall close not more than twenty-five (25) business days from the date the offer is commenced, provided that, at the discretion of WGFK, the WGFK Tender Offer may be extended for up to two periods of ten (10) business days each.

4. Appraisal Rights: Effective simultaneously with the closing of the WGFK Tender Offer, the Board shall adopt a new bylaw provision granting to the stockholders of the Company the same appraisal rights as they would have had under statutory law in the context of an acquisition of the Company if the Common Stock were not listed on the New York Stock Exchange or any other securities exchange. This bylaw provision shall provide that it may only be amended with the approval of the holders of 80% of the Common Stock.

5. Waiver of Share Ownership Limitations: The Company shall, effective simultaneously with the closing of the WGFK Tender Offer, waive the common stock ownership limitations set forth in Article IV, Section B(4)(b)(i) of the charter of the Company (the "Charter"), pursuant to the authority granted to the Board in Article IV, Section B(4)(i)(i) of the Charter, to the extent needed to permit WGFK to close the WGFK Tender Offer and, if the WGFK Merger proceeds, to permit WGFK to close the WGFK Merger.

6. Favorable Recommendation of the Special Committee: The Special Committee shall recommend the WGFK Tender Offer to the holders of Common Stock as a Superior Acquisition Proposal (as that term is defined in the Gottlieb/Lebowitz Merger Agreement); provided, however, that the Special Committee reserves the right to withdraw its recommendation and to recommend an alternative acquisition proposal, if the Special Committee determines that such alternative proposal is superior to the WGFK Tender Offer.

7. Termination of Gottlieb/Lebowitz Merger Agreement: The Company shall terminate the Gottlieb/Lebowitz Merger Agreement upon the execution of the Definitive Agreement.

8. Good Faith Payment: As evidence of its good faith WGFK shall forward with its signed copy of the Definitive Agreement a bank cashier's check in the amount of $2,500,000 payable to the order of the Company. The Company shall not be required to reimburse WGFK the amount of the good faith payment for any reason other than (a) material breach by the Company of its obligations under the Definitive Agreement, provided, however, that the Company shall have a commercially reasonable period of time following the receipt of written notice from WGFK of such breach, in which to cure the same, or (b) the recommendation to stockholders by the Special Committee of an alternative acquisition transaction and the withdrawal by the Special Committee of its recommendation to stockholders of the WGFK Tender Offer, or (c) if the Company or its stockholders accept or otherwise proceed with a merger, consolidation or sale of all or substantially all of the assets of the Company (collectively, the "Reimbursement Conditions"). Nor shall the Company have any obligation to reimburse the good faith payment in the event that WGFK is in breach of its obligations under the Definitive Agreement. The Company shall provide to WGFK reasonable adequate collateral to secure the obligations of the Company promptly to refund the good faith payment upon the occurrence of any of the Reimbursement Conditions.

9. Break-up Fee: In the event that the WGFK Tender Offer fails to close due to the fact that the Company has materially breached its obligations under the Definitive Agreement (provided, however, that the Company shall have a commercially reasonable period of time following the receipt of written notice from WGFK of such breach, in which to cure the same) or has entered into an alternative acquisition transaction as described above, and so long as WGFK is not in breach of its obligations under the Definitive Agreement, then the Company shall, within three (3) business days of the entering into of such alternative acquisition transaction, pay to WGFK an amount equal to the sum of (a) the reasonable costs and expenses of WGFK in connection with the Definitive Agreement and the commencement of the WGFK Tender Offer and (b) $2,500,000. No costs and expenses of WGFK or break-up fee shall be paid in the event that the WGFK Tender Offer is consummated.

10. Financial Statements: Messrs. Weisman, Gottesman, Fisch, and Korbatov will provide such representations and warranties regarding their financial statements and the commitment letters from each of Pacific West Management LLC and Hanmi Bank as are customary in transactions of this nature, which representations and warranties shall survive the consummation of the transactions contemplated hereby.

11. Further Cooperation: The Company and WGFK shall cooperate with each other in good faith in proceeding expeditiously to accomplish the transactions contemplated by this Agreement, subject to the execution by the parties of the Definitive Agreement.

As you have provided, this Letter is not intended to be and does not constitute a legally binding obligation of any of the parties and remains subject to the negotiation and execution of the Definitive Agreement, as well as other ancillary documents to accomplish the objective described above. If you have not responded to the Letter, in writing, by 8:00 pm PDT, October 23, 2001, we will assume that you are not interested in pursuing a transaction with WGFK.

Thank you.

Very truly yours,

WGFK

/s/ Igor Korbatov

By: Igor Korbatov

[Signatures only continued next page.]

[Signatures only continued from previous page.]

Accepted and agrees to as of this ___ day of October, 2001:

G&L REALTY CORP.

By:_________________________________________

S. Craig Tompkins

Chairman, Special Committee

G & L Realty Corp.

October 19, 2001

Mr. Lyle Weisman

Mr. Asher Gottesman

Mr. Len Fisch

Mr. Igor Korbatov

c/o Aaron A. Grunfeld, Esquire

Resch, Polster, Alpert & Berger, LLP

10390 Santa Monica Boulevard

Fourth Floor

Los Angeles, California 90025-5058

Re: WGFK Tender Offer

-----------------

Gentlemen:

I am writing to you today in my capacity as the Chairman of the

Special Committee (the "Special Committee") of the Board of Directors (the

"Board") of G & L Realty Corp. (the "Company"). The Special Committee has taken into consideration the imminence of the upcoming meeting of stockholders of the

Company to consider the merger (the "Gottlieb/Lebowitz Merger") described in the

Agreement and Plan of Merger, dated as of May 10, 2001, by and between G & L

Acquisition, LLC and the Company, as amended (the "Gottlieb/Lebowitz Merger

Agreement"). Given the fact that the Company has reported that 53.2% of the outstanding common stock of the Company ("Common Stock") has been voted in favor of the Gottlieb/Lebowitz Merger, the consummation of the Gottlieb/Lebowitz

Merger, yielding a price to stockholders of $12.00 per share, is a certainty absent a determination by the Special Committee to withdraw its recommendation of the Gottlieb/Lebowitz Merger in favor of a Superior Acquisition Proposal (as defined in the Gottlieb/Lebowitz Merger Agreement). As you are also aware, the financing commitment secured by Messrs. Gottlieb and Lebowitz to complete the

Gottlieb/Lebowitz Merger expires on October 31, 2001 and, given the state of the world, there is no reason to expect that their lender would continue to make such financing available to them any time in the reasonable future. Therefore,

the only circumstance in which the Special Committee is willing to withdraw its recommendation of the Gottlieb/Lebowitz Merger in favor of a possible Superior

Acquisition Proposal is one where the Special Committee deems the consummation of such proposal a certainty.

Counsel for the Special Committee received a letter from counsel for

Messrs. Gottlieb and Lebowitz on October 18, 2001, which provided for the retroactive revocation of the waiver permitting the Special Committee to negotiate with Messrs. Lyle Weisman, Asher

Mr. Lyle Weisman et al.

October 19, 2001

Gottesman, Len Fisch and Igor Korbatov, such individuals being jointly and severally referred to herein as "WGFK." The letter asserts that any proposal by

WGFK must include a nonrefundable payment of at least $2.5 million immediately payable to the Company in order to protect the Company's stockholders from exposure to liability for the termination fee and costs provided for in the

Gottlieb/Lebowitz Merger Agreement. The letter goes on to provide that Messrs.

Gottlieb and Lebowitz are prepared to enforce their rights, including seeking damages, specific performance and injunctive relief. Without addressing the validity of such claims, the Special Committee has acknowledged the risk to the

Company's stockholders that, even if your proposal were deemed to be a Superior

Acquisition Proposal, it may never be presented to the stockholders as a result of the litigation which has been threatened. Messrs. Gottlieb and Lebowitz have entered into an agreement with the Company pursuant to which they will (i)

release the Company from any claims arising out of any breach of Section 4.1 of the Gottlieb/Lebowitz Merger Agreement (giving rise to liability above and beyond the termination fee and costs), (ii) not take any action to terminate the

Gottlieb/Lebowitz Merger Agreement as a result of any alleged breach of Section

4.1 of such agreement and (iii) forbear from any injunctive action or other similar interference in connection with the WGFK Tender Offer (as defined below)

if the Special Committee has deemed the WGFK Tender Offer to be a Superior

Acquisition Proposal, provided that any proposal put forth by the Special

Committee, or ultimately recommended as a Superior Acquisition Proposal,

includes the $2.5 million payment described above.

The Special Committee has reviewed with care your proposal of October

12, 2001, and considered the results of the conversations between our counsel,

Sharon Kroupa, and your counsel, Aaron Grunfeld. Based on that proposal and those conversations, as well as the considerations described above, please be advised that we are prepared to recommend to the Board the transaction set forth below. In order to move this process forward, we have directed our counsel to begin preparation of a definitive agreement (the "Definitive Agreement")

containing representations, warranties, covenants and such other terms as are customary for transactions of this type. Upon your acceptance of and agreement with the terms set forth in this letter (the "Letter"), we will forward to you the Definitive Agreement for your review. If the terms of the transaction described in this Letter have not been accepted by you by 12:00 midnight (PDT)

on October 22, 2001, then we will cease preparation of the Definitive Agreement.

1. Nature of the Transaction: WGFK agrees to make an any and all

-------------------------

tender offer for the outstanding common stock of the Company at the purchase price set forth below and upon the terms and conditions set forth in the

Definitive Agreement (the "WGFK Tender Offer"). The WGFK Tender Offer may be

made by an entity to be formed by WGFK for such purpose. However, the obligations of that entity to perform its obligations shall be unconditionally guaranteed by WGFK on a joint and severable basis. If WGFK (together with its affiliates and associates) owns more than 50% of the Common Stock immediately after the

Mr. Lyle Weisman et al.

October 19, 2001

closing of the WGFK Tender Offer, a merger between the Company and an entity formed by WGFK (the "WGFK Merger") will proceed immediately pursuant to the terms of the Definitive Agreement, resulting in WGFK's beneficial ownership of

100% of the issued and outstanding Common Stock. WGFK agrees that it shall (and that it shall cause its affiliates and associates to) vote any shares of Common

Stock held by them or under their control in favor of the transactions contemplated by the Definitive Agreement. The purchase price in the WGFK Merger shall be the greater of (a) the purchase price paid in the WGFK Tender Offer,

and (b) the highest price paid by WGFK (or any of its affiliates or associates)

for shares of Common Stock between and including the date of the close of the

WGFK Tender Offer and the effective date of the WGFK Merger.

2. Purchase Price: The purchase price shall be $16.50 per share, net

--------------

to the seller, in cash, subject to adjustment, but in no event less than $15.50 per share, net to the seller. During the first two week period immediately following the execution of the Definitive Agreement, WGFK and its representatives shall be permitted to conduct due diligence on the Company. Any nonpublic information obtained by WGFK and/or any of its representatives shall be maintained in confidence subject to the terms of a confidentiality agreement to be executed by both parties prior to the commencement of the due diligence period. In the event that WGFK's due diligence reveals any matter which is materially adverse to the Company and which should have been disclosed under applicable federal securities laws, but was not so disclosed, then the purchase price shall be adjusted (but not below $15.50 per share) to reflect the impact of such information on the value of the Company. In the event that the parties are unable to agree as to an appropriate adjustment, the matter shall be resolved by Marshall & Stevens Incorporated, or another nationally recognized appraisal firm reasonably acceptable to the parties, with the intention that such matter be resolved within an additional period of two weeks, so as not to delay the commencement of the tender offer. In the event that any such dispute is not resolved, the tender offer shall be commenced at the price specified by

WGFK, provided that the difference between the price specified by WGFK and the price specified by the Company shall be placed in escrow, for later distribution to the tendering stockholders upon ultimate resolution of the dispute.

3. Other Terms of WGFK Tender Offer:

--------------------------------

3.1. Any and All: The WGFK Tender Offer shall be an any and all

-----------

tender offer and shall not be subject to any minimum or maximum tender condition.

3.2. Conditions: The WGFK Tender Offer shall not be subject to

----------

any conditions, other than (a) compliance by the Company with all of its material obligations under the terms of the Definitive Agreement and (b) the absence of any order by any court of competent jurisdiction permanently enjoining the WGFK Tender Offer; provided however, that in the case of material breach by the Company, the Company shall have a commercially

Mr. Lyle Weisman et al.

October 19, 2001

reasonable period of time following receipt of written notice from WGFK of such breach in which to cure such breach, and that in the case of condition (b), the existence of any such permanent injunction shall not release WGFK from liability for failure to consummate the WGFK Tender Offer to the extent that such permanent injunction was the result of any action or inaction on its part, or on the part of any person or individual under the control of WGFK or any of the members thereof. Since the transaction contemplated by the Gottlieb/Lebowitz

Merger Agreement could be closed as early as next Thursday, WGFK will need to be willing to assume all financing risk and all risk of material adverse change

(including, without limitation, adverse change resulting from events of force majeure), other than material adverse change directly consequented by a breach of the Definitive Agreement by the Company.

3.3. Commencement of WGFK Tender Offer: WGFK shall commence the

---------------------------------

WGFK Tender Offer as soon as practical, but in no event more than thirty-one

(31) calendar days after the execution of the Definitive Agreement; provided that the Company shall be given sufficient time to provide to Messrs. Gottlieb and Lebowitz the notice described in paragraph 3.4, below.

3.4. Notice to Messrs. Gottlieb and Lebowitz: The Company shall

---------------------------------------

provide five business days advance notice to Messrs. Gottlieb and Lebowitz such that prior to the record date for a vote of common stockholders or a tender offer, Messrs. Gottlieb and Lebowitz are able to become record holders of the shares of Common Stock issuable on exercise of any outstanding options held by them.

3.5. Duration of the WGFK Tender Offer: The WGFK Tender Offer

---------------------------------

shall close not more than twenty-five business days from the date the offer is commenced, provided that, at the discretion of WGFK, the WGFK Tender Offer may be extended for up to two periods of ten (10) business days each.

4. Appraisal Rights: Effective simultaneously with the closing of

----------------

the WGFK Tender Offer, the Board shall adopt a new bylaw provision granting to the stockholders of the Company the same appraisal rights as they would have had under statutory law in the context of an acquisition of the Company if the

Common Stock were not listed on the New York Stock Exchange. This bylaw provision shall provide that it may only be amended with the approval of the holders of 80% of the Common Stock.

5. Waiver of Share Ownership Limitations: Subject to WGFK's

-------------------------------------

satisfaction of the conditions set forth in Article IV, Section B(4)(i)(i) of the charter of the Company (the "Charter"), the Company shall, effective simultaneously with the closing of the WGFK Tender Offer, waive the common stock ownership limitations set forth in Article IV, Section B(4)(b)(i) of the

Charter, pursuant to the authority granted to the Board in Article IV, Section

B(4)(i)(i) of the Charter, to the extent needed to permit WGFK to close the WGFK

Tender Offer and, if the

Mr. Lyle Weisman et al.

October 19, 2001

WGFK Merger proceeds, to permit WGFK to close the WGFK Merger.

6. Favorable Recommendation of the Special Committee: The Special

-------------------------------------------------

Committee shall recommend the WGFK Tender Offer to the holders of Common Stock as a Superior Acquisition Proposal (as that term is defined in the

Gottlieb/Lebowitz Merger Agreement); provided, however, that the Special

Committee reserves the right to withdraw its recommendation and to recommend an alternative acquisition proposal, if the Special Committee determines that such alternative proposal is superior to the WGFK Tender Offer.

7. Termination of Gottlieb/Lebowitz Merger Agreement: The Company

-------------------------------------------------

shall terminate the Gottlieb/Lebowitz Merger Agreement upon the execution of the

Definitive Agreement.

8. Good Faith Payment: As evidence of its good faith and in order to

------------------

protect the Company's stockholders from exposure to liability for the termination fee and costs provided for in the Gottlieb/Lebowitz Merger

Agreement, WGFK shall forward with its signed copy of the Definitive Agreement a bank cashier's check in the amount of $2,500,000 payable to the order of the

Company. The Company shall not be required to reimburse WGFK the amount of the good faith payment for any reason other than (a) material breach by the Company of its obligations under the Definitive Agreement, provided, however, that the

Company shall have a commercially reasonable period of time following the receipt of written notice from WGFK of such breach, in which to cure the same,

or (b) the recommendation to stockholders by the Special Committee of an alternative acquisition transaction and the withdrawal by the Special Committee of its recommendation to stockholders of the WGFK Tender Offer. Nor shall the

Company have any obligation to reimburse the good faith payment in the event that WGFK is in breach of its obligations under the Definitive Agreement.

9. Break-up Fee: In the event that the WGFK Tender Offer fails to

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close due to the fact that the Company has materially breached its obligations under the Definitive Agreement (provided, however, that the Company shall have a commercially reasonable period of time following the receipt of written notice from WGFK of such breach, in which to cure the same) or has entered into an alternative acquisition transaction as described above, and so long as WGFK is not in breach of its obligations under the Definitive Agreement, then the

Company shall, within three (3) business days of the entering into of such alternative acquisition transaction, pay to WGFK an amount equal to the sum of

(a) the reasonable costs and expenses of WGFK in connection with the Definitive

Agreement and the commencement of the WGFK Tender Offer and (b) $750,000. No costs and expenses of WGFK or break-up fee shall be paid in the event that the

WGFK Tender Offer is consummated.

10. Financial Statements: Messrs. Weisman, Gottesman, Fisch, and

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Korbatov will provide such representations and warranties regarding their financial statements and the

Mr. Lyle Weisman et al.

October 19, 2001

commitment letters from each of Pacific West Management LLC and Hanmi Bank as are customary in transactions of this nature, which representations and warranties shall survive the consummation of the transactions contemplated hereby.

11. Further Cooperation: The Company and WGFK shall cooperate with

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each other in good faith in proceeding expeditiously to accomplish the transactions contemplated by this Agreement, subject to the execution by the parties of the Definitive Agreement.

This letter is not intended to be and does not constitute a legally binding obligation of any of the parties and remains subject to the negotiation and execution of the Definitive Agreement, as well as other ancillary documents to accomplish the objective described above.

Thank you for your time and cooperation.

Sincerely,

/s/ S. Craig Tompkins

S. Craig Tompkins

Chairman, Special Committee

Accepted and Agreed to as of this ____ day of October, 2001.

____________________________________

Lyle Weisman

____________________________________

Asher Gottesman

____________________________________

Len Fisch

____________________________________

Igor Korbatov